

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 22, 2017

Mr. Thomas W. Casey
Chief Financial Officer
LendingClub Corporation
71 Stevenson Street, Suite 300
San Francisco, CA 94105

> **Re: LendingClub Corporation
> Form 10-K for the Fiscal Year Ended December 31, 2016
> Form 8-K filed February 28, 2017
> File No. 001-36771**

Dear Mr. Casey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

1. Please revise future filings to disclose, in a tabular format, the amount of originations by grade for each period presented. Please provide a discussion and analysis of any relevant trends including the impact on your strategy and financial results.

2. Please revise future flings to disclose your average customer acquisition cost for each period presented. Please provide a discussion and analysis of any relevant trends including the impact on your strategy and financial results.

Critical Accounting Policies - Goodwill and Intangible Assets, page 73

3. We note your disclosure on page 113 surrounding your goodwill impairment analysis, which resulted in an impairment charge of $37.1 million for the year ended December 31,

2016. We also note your disclosure on pages 57 and 97 of the 10-K that if the performance of the education and patient finance reporting units fails to meet current expectations, it is possible that the carrying value of this reporting unit, even after the current impairment charge, will exceed its fair value, which could result in further recognition of a noncash impairment of goodwill that could be material. To the extent that your education and patient finance reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is potentially at risk of failing the quantitative goodwill impairment test, please revise future filings to disclose:

- The percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

- A discussion of the degree of uncertainty associated with the key assumptions, providing specifics to the extent possible; and

- Describe, in more detail, the potential events and / or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, please disclose this determination. Refer to Section V of SEC Release No. 33-8350.

Note 17. Commitments and Contingencies – Legal, page 127

4. We note your disclosure pertaining to your various legal proceedings on page 17 and your risk factor disclosure on page 21 that the number and significance of legal disputes and inquiries have increased creating the potential for significant litigation in the future. In accordance with ASC 450-20-50, please tell us and revise future filings to clearly disclose the following information for your loss contingencies in aggregate or individually:

- The amount or range of reasonably possible losses in addition to amounts accrued, or

- That reasonably possible losses cannot be estimated, or

- That any reasonably possible losses in addition to amounts accrued are not material to your financial statements.

Item 13. Certain Relationships and Related Party Transactions…, page 136

5. In future filings, if you disclose the ownership interests of related persons in Cirrix Capital or other entities, please disclose each related person's interest on an individual basis. Please refer to Item 404(a)(2) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Phippen, Staff Accountant (202) 551-3697 or me at (202) 551-3437 if you have any questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney at (202) 551-3783 or Dieter King, Associate Director, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services